Offering Summary No. 2015-CMTNG0650 dated August 18, 2015 relating to Preliminary Pricing Supplement No. 2015-CMTNG0650 dated August 18, 2015

 Registration Statement No. 333-192302. Filed Pursuant to Rule 433.

Citigroup Inc.

Capped Return Enhanced Currency Linked Securities Due August    , 2017
Based on the Performance of the U.S. Dollar (USD) Relative to the South Korean Won (KRW) (Bullish USD / Bearish KRW)
Overview. The securities are unsecured senior debt securities issued by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than or less than the stated principal amount, depending on the performance of the U.S. dollar (USD) relative to the South Korean won (KRW) as measured by the currency return formula specified below. If the currency return is positive (which means that the U.S. dollar has appreciated against the South Korean won), investors in the securities will receive a positive return at maturity reflecting leveraged exposure to that currency return, subject to the maximum return at maturity specified below. However, if the currency return is negative (which means that the U.S. dollar has depreciated against the South Korean won), investors in the securities will incur a loss reflecting 1-to-1 exposure to that negative currency return. There is no minimum payment at maturity. All payments on the securities are subject to the credit risk of Citigroup Inc. The securities will not be listed on any securities exchange and may have limited or no liquidity.

Preliminary Terms
Reference currencies:	U.S. dollar (USD) relative to the South Korean won (KRW)
Pricing date:	Expected to be August 21, 2015
Final valuation dates:	Expected to be August 17, 18, 21, 22, and 23, 2017
Maturity date:	Expected to be August 28, 2017
Payment at maturity:

At maturity, for each security you then hold, you will receive an amount in U.S. dollars determined as follows:

• If currency return is greater than zero:
$1,000 + leveraged return amount, subject to maximum return at maturity

• If currency return is zero or negative:
$1,000 + ($1,000 × currency return)

If the currency return is negative (which means that the U.S. dollar has depreciated against the South Korean won), you will lose 1% of your stated principal amount for every 1% of that negative currency return. You may lose up to all of your investment in the securities.

Initial exchange rate:	The KRW/USD exchange rate on the pricing date
Final exchange rate:	The arithmetic average of the KRW/USD exchange rate on each of the final valuation dates
Currency return:	A percentage equal to (i) final exchange rate minus initial exchange rate divided by (ii) final exchange rate
KRW/USD exchange rate:	On any date, the exchange rate between the U.S. dollar (“USD”) and the South Korean won (“KRW”), expressed as a number of units of South Korean won per 1 U.S. dollar, as determined by reference to Bloomberg page “USDKRW WMCO Curncy” (or any successor or substitute page) under the caption “MID” at approximately 4:00 p.m., London time, on such date, except as otherwise specified under “Additional Terms of the Securities” in the accompanying preliminary pricing supplement.
Leveraged return amount:	$1,000 × leverage factor × currency return
Leverage factor:	250%
Maximum return at maturity:	The maximum return at maturity will be determined on the pricing date and will be at least $187.50 per security (18.75% of the stated principal amount). The payment at maturity per security will not exceed $1,000.00 plus the maximum return at maturity.
CUSIP / ISIN:	17298CDT2 / US17298CDT27
This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink:
Preliminary Pricing Supplement dated August 18, 2015

Selected Risk Considerations

•      You may lose some or all of your investment. If the currency return is negative, you will lose 1% of the stated principal amount of your securities at maturity for every 1% of that negative currency return. The minimum payment at maturity on the securities is $0, and you may lose up to all of your investment.

•      The securities do not pay interest.

•      If the U.S. dollar depreciates against the South Korean won, the resulting loss on the securities will be greater than the loss that would have been realized had the performance of the U.S. dollar relative to the South Korean won been measured based on the percentage change in the value of the U.S. dollar in terms of South Korean won (which we refer to as a “USD value return”), rather than based on the currency return formula used by the securities. You should read the section “How the KRW/USD Exchange Rate and the Currency Return Formula Work” in the accompanying preliminary pricing supplement for more information.

•      Your potential return on the securities at maturity is limited by the maximum return at maturity.

•      The leverage provided by the securities would be less than the leverage factor stated above if the return on the securities were compared to a USD value return.

•      The securities are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the securities, you may not receive anything owed to you under the securities.

•      The securities will not be listed on a securities exchange and you may not be able to sell them prior to maturity.

•      The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•      The value of the securities prior to maturity is likely to be less than the issue price and will fluctuate based on many unpredictable factors.

•      If an early redemption event occurs during the term of the securities, Citigroup Inc. may redeem the securities early for an amount that may result in a significant loss on your investment. Citigroup Inc.’s affiliates may be required to make discretionary determinations in connection with an early redemption.

•      The securities are subject to currency exchange rate risk with respect to the U.S. dollar relative to the South Korean won. These risks include, among other risks, risks associated with emerging market currencies. See the accompanying preliminary pricing supplement for more information about these risks.

•      Citigroup Inc. and its affiliates, and the placement agents and their affiliates, may have conflicts of interest with you.

•      The U.S. federal tax consequences of an investment in the securities are uncertain.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement for a more complete description of risks relating to the securities.

Hypothetical Payment at Maturity Diagram*

Hypothetical Payment at Maturity Table*
Hypothetical Final Exchange Rate	Hypothetical Currency Return	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on the Securities at Maturity
4,800.00	75.00%	$1,187.50	18.75%
2,400.00	50.00%	$1,187.50	18.75%
1,600.00	25.00%	$1,187.50	18.75%
1,333.33	10.00%	$1,187.50	18.75%
1,297.30	7.50%	$1,187.50	18.75%
1,263.16	5.00%	$1,125.00	12.50%
1,230.77	2.50%	$1,062.50	6.25%
1,212.12	1.00%	$1,025.00	2.50%
1,200.00	0.00%	$1,000.00	0.00%
1,188.12	-1.00%	$990.00	-1.00%
1,170.73	-2.50%	$975.00	-2.50%
1,142.86	-5.00%	$950.00	-5.00%
1,116.28	-7.50%	$925.00	-7.50%
1,090.91	-10.00%	$900.00	-10.00%
960.00	-25.00%	$750.00	-25.00%
800.00	-50.00%	$500.00	-50.00%
685.71	-75.00%	$250.00	-75.00%
600.00	-100.00%	$0.00	-100.00%
* The diagram and table above illustrate the payment at maturity per security for a range of hypothetical currency returns, assuming a hypothetical maximum return at maturity of 18.75%. The table is based on a hypothetical initial exchange rate of 1,200.00. Your actual payment at maturity per security will depend on the actual initial exchange rate, the actual maximum return at maturity and the actual final exchange rate.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing suppement, prospectus supplement and prospectus in that registration statement (File No. 333-192302) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.